Exhibit (a)(5)(F)

Celgene Receives Antitrust Clearance for Receptos Acquisition

SUMMIT, N.J. – Celgene Corporation (NASDAQ:CELG) today announced that the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR”) with respect to the previously announced tender offer by its wholly-owned subsidiary, Strix Corporation (“Purchaser”), for all issued and outstanding shares of common stock of Receptos, Inc. (NASDAQ: RCPT) at a price of $232.00 per share, net to the seller in cash, without interest and less required withholding taxes and subsequent merger of Purchaser with Receptos expired at 11:59 p.m. EDT on August 10, 2015. The expiration of the HSR waiting period satisfies one of the conditions to the closing of the pending acquisition, which remains subject to other customary closing conditions.

The tender offer is scheduled to expire at midnight EDT on Monday, August 24, 2015, unless extended.

About Receptos

Receptos is a biopharmaceutical company developing therapeutic candidates for the treatment of immune and metabolic diseases. Receptos' lead program, Ozanimod, is a sphingosine 1-phosphate 1 and 5 receptor small molecule modulator in development for immune-inflammatory indications including IBD and RMS. Patents supporting Ozanimod were exclusively licensed to Receptos from The Scripps Research Institute (TSRI). Receptos is also developing RPC4046, an anti-interleukin-13 (IL-13) antibody for (EoE), an allergic/immune-mediated orphan disease, as well as other pipeline and pre-clinical stage compounds.

About Celgene

Celgene Corporation, headquartered in Summit, New Jersey, is an integrated global biopharmaceutical company engaged primarily in the discovery, development and commercialization of innovative therapies for the treatment of cancer and inflammatory diseases through gene and protein regulation. For more information, please visit www.celgene.com. Follow Celgene on Social Media: @Celgene, Pinterest, LinkedIn and YouTube.

Additional Information

This news release and the description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Receptos. Celgene and its wholly-owned subsidiary, Strix Corporation, have filed with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Receptos has also filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THESE DOCUMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND RECEPTOS STOCKHOLDERS ARE URGED TO READ THEM CAREFULLY. Stockholders of Receptos may obtain a free copy of these documents and other documents filed by Receptos, Celgene or Strix Corporation with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders may obtain a free copy of these documents by contacting Morrow & Co., LLC the information agent for the tender offer, toll-free at (855) 201-1081 (or at +1 203 658-9400 collect if you are located outside the U.S. and Canada), or by email to Receptos.info@morrowco.com.

Forward Looking Statements

This press release contains forward-looking statements, which are generally statements that are not historical facts. Forward-looking statements can be identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans,” “will,” “outlook” and similar expressions. Forward-looking statements are based on management’s current plans, estimates, assumptions and projections, and speak only as of the date they are made. Celgene and Receptos undertake no obligation to update any forward-looking statement in light of new information or future events, except as otherwise required by law. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond the control of either company, including the following: (a) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (b) the inability to complete the transaction due to the failure to satisfy conditions to the transaction; (c) the risk that the proposed transaction disrupts current plans and operations; (d) difficulties or unanticipated expenses in connection with integrating Receptos into Celgene; (e) the risk that the acquisition does not perform as planned; and (f) potential difficulties in employee retention following the closing of the transaction. Actual results or outcomes may differ materially from those implied by the forward-looking statements as a result of the impact of a number of factors, many of which are discussed in more detail in the public reports of each company filed with the SEC.

Contacts

For Celgene:
Investors:
(908) 673-9628  investors@celgene.com
Media:
(908) 673-2275  media@celgene.com

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